

June 6, 2011

Mr. Brett Roper
Secretary of the Board of Directors
ChineseInvestors.com, Inc.
411 E. Huntington Drive #107-228
Arcadia, CA 91006

> **Re: ChineseInvestors.com, Inc.**
> **Item 4.02(a) Form 8-K**
> **Filed: June 3, 2011**
> **File No. 000-54207**

Dear Mr. Roper:

We have reviewed your Item 4.02 Form 8-K and have the following comment. Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Item 4.02(a) Form 8-K filed June 3, 2011

1. Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

    *   the date of the conclusion regarding the non-reliance and
    *   a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Dietrich King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael E. Shaff, Esq., Irvine Venture Law Firm, LLP (*via facsimile at* (949) 660-7799)